Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET (LOSS) INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003

(Loss) income from continuing operations	$(209)	$246
Income from discontinued operations	8	—

Net (loss) income	(201)	246
Accretion and dividends on preferred stock	166	173

Net (loss) income attributable to common shareholders	$(367)	$73

(Loss) earnings per common share from continuing operations - basic and diluted	$(0.05)	$0.01

Earnings per common share from discontinued operations - basic and diluted	$0.00	$0.00

Net (loss) earnings per common share - basic and diluted	$(0.05)	$0.01

Weighted average shares outstanding - basic and diluted	6,967,339	6,967,339